Guggenheim Energy & Income Fund
227 West Monroe Street
Chicago, Illinois  60606

August 11, 2015

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Guggenheim Energy & Income Fund
Registration Statement on Form N-2 (File Nos. 333-204223 and 811-23057)

Dear Mr. Parachkevov:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Energy & Income Fund hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-204223 and 811-23057) (the “Registration Statement”) so that it may become effective at 10:00 a.m., Eastern time, on August 13, 2015 or as soon as practical thereafter.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GUGGENHEIM ENERGY AND INCOME FUND

By:      /s/ Mark E. Mathiasen
Name:       Mark E. Mathiasen
Title:         Secretary

Guggenheim Fund Distributors, LLC
227 West Monroe Street
Chicago, Illinois  60606

August 11, 2015

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Guggenheim Energy & Income Fund
Registration Statement on Form N-2 (File Nos. 333-204223 and 811-23057)

Dear Mr. Parachkevov:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Funds Distributors, LLC, as distributor, hereby joins the registrant, Guggenheim Energy & Income Fund (the “Fund”), in requesting acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-204223 and 811-23057) (the “Registration Statement”) so that it may become effective at 10:00 a.m., Eastern time, on August 13, 2015 or as soon as practical thereafter.

Sincerely

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

By:            /s/ Amy J. Lee
Name:      Amy J. Lee
Title:        Vice President and Secretary